Exhibit 99.1

Sky Solar Holdings, Ltd. Reports Fourth Quarter and Full Year 2016 Unaudited Financial Results

HONG KONG, May 15, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ:SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced its financial results for the fourth quarter of 2016 and fiscal year ended December 31, 2016.

Fourth Quarter 2016 Highlights

•                  Q4 2016 total revenue of $13.8 million, up 13.4% over Q4 2015

•                  Q4 2016 electricity revenue of $10.1 million, up 28.2% over Q4 2015

•                  Q4 2016 Adjusted EBITDA of negative $3.1 million, compared to positive $0.5 million in Q4 2015

•                  159.6 MW of IPP assets in operation as of December 31, 2016, compared to 152.1 MW as of September 30, 2016

•                  As of December 31, 2016, 84.5 MW under construction, 172.2 MW of shovel-ready projects, and 1.0 GW of solar parks in pipeline

Business Updates

During 2016 the Company accelerated its expansion into the Western Hemisphere.

•                  In the United States, Sky Solar acquired a 22MW operating portfolio, and closed on 25 MW of permit acquisitions.

•                  Construction progressed on the 63.6MW project in Uruguay.  The Company closed on $82 million of project financing with the International Development Bank to fund the remaining work.  The IDB financing was secured in part with equity from a strategic partner.

•                  In Chile the Company strategically expanded its presence in distributed generation.

•                  The Company demonstrated its ability to efficiently recycle capital via the monetization of Canadian assets, selling an equity stake in the Canadian operating portfolio to a new strategic financial partner.

•                  The Company expects to meaningfully expand its collaboration with this strategic partner on a global basis.

•                  Continued working diligently to unlock value in Japan.

•                  Entered into a strategic partnership with Capstone to provide financing solutions that expand Sky Solar’s role beyond PV to generate higher equity returns.

Subsequent to the end of the year, the Company also achieved the following:

•                  Closed on the sale of 23MW of Greek assets for a total consideration of $41.9 million.

•                  Refinanced the US operating portfolio with East West Bank.

Mr. Weili Su, Founder, Chairman and Chief executive officer of Sky Solar, commented, “We executed on the strategy we outlined in Q1 of 2016, and our full year 2016 results reflect robust revenue growth.  We have approximately 1GW of solar parks in our project pipeline.  We continue to believe the cash flow expected to be generated from the solar parks over time will provide a solid foundation for future business development.  Additionally, we continue to see the efforts we put in in key market development yield results with compelling cash-on-cash return, and expect these efforts to result in stable earnings in the longer term.”

Mr. Sanjay Shrestha, Chief Investment Officer of Sky Solar, and President of Sky Capital America commented, “We are excited about our continued expansion in the Americas region and our outlook.  We expect significant growth in the United States, Uruguay and Chile and continue to build out our existing pipeline in Japan.  We believe we are well positioned to deliver on our growth objective by leveraging the attractive cost of capital from our new strategic partner.”

Fourth Quarter 2016 Financial Results

Revenue was $13.8 million, up 13.4% from $12.2 million in the same period of 2015.

Electricity sales were $10.1 million in the fourth quarter of 2016, up 28.2% from $7.9 million in the same period of 2015. The year-over-year increase in electricity sales was primarily due to the growth in the Company’s operational IPP assets.  Electricity sales in the fourth quarter of 2016 were down 43.6% from $17.9 million in the third quarter of 2016, due to disposal of solar parks in Canada and seasonally lower solar irradiation across most of the Company’s major geographic markets.

Systems and other sales were $3.7 million in the fourth quarter of 2016, down 13.9% from $4.3 million in the same period of 2015.  The year-over-year decrease in systems and other sales was due to the Company’s continued shift in business model toward IPP electricity sales.  Systems and other sales in the fourth quarter of 2016 were down 31.5% from $5.4 million in the third quarter of 2016.  The sequential decrease in systems and other sales was due to a significant system sale in Canada of 6.5 MW in the third quarter of 2016.

The following table shows the Company’s sequential and year-over-year change in revenue for each category, geographic region and period indicated.

	Q4 2016	Sequential Change	Q3 2016	Year-Over- Year Change	Q4 2015
	(US$ in thousands, except percentages)
Asia	8,627	-22.5%	11,128	66.3%	5,186
Electricity Sales	5,863	-42.9%	10,263	18.0%	4,969
System Sales and Other	2,764	219.5%	865	1,173.7%	217
Europe	1,993	-52.9%	4,232	-17.6%	2,419
Electricity Sales	1,697	-54.9%	3,763	-14.4%	1,983
System Sales and Other	296	-36.9%	469	-32.1%	436
South America	1,132	851.3%	119	182.3%	401
Electricity Sales	836	655.6%	111	108.4%	401
System Sales and Other	296	3,520.4%	8	—	—
North America	2,082	-73.6%	7,882	-50.4%	4,196
Electricity Sales	1,728	-54.6%	3,805	218.7%	542
System Sales and Other	354	-91.3%	4,077	-90.3%	3,654
Electricity Sales	10,124	-43.6%	17,942	28.22%	7,895
System Sales and Other	3,710	-31.5%	5,419	-13.9%	4,307

Cost of sales and services was $9.0 million, compared to $7.6 million in the same period in 2015.  The increase was mainly a result of the increase in capacity of operating assets during 2016.

Gross profit was $4.9 million, up 5.1% from $4.6 million in the same period in 2015.  Gross margin decreased to 35.2% from 37.9% in the same period in 2015 due to a decrease in sales of systems with higher gross margin.

Selling, general and administrative (“SG&A”) expenses were $10.4 million, up 39.4% from $7.4 million in the same period in 2015 as a result of our increased professional fees related to financing in core market such as Japan, United States and Uruguay.

Operating loss was $7.1 million, compared to operating loss of $4.9 million in the same period in 2015.

Finance costs were $1.1 million, compared to $1.2 million in the same period of 2015.

Other non-operating expense was $1.7 million, compared to other non-operating expense of $1.4 million in the same period of 2015. The increase was mainly a result of the transaction cost attributable to the issue of the Hudson notes.

Net loss in the fourth quarter of 2016 was $8.7 million, compared to a net loss of $7.4 million in the same period in 2015.

Basic and diluted loss per share was $0.02 compared to $0.02 in the same period in 2015.  Basic and diluted loss per ADS was $0.16 compared to $0.15 in the same period in 2015.

Adjusted EBITDA was negative $3.1 million, compared to positive $0.5 million in the same period in 2015.

Full Year 2016 Financial Results

Revenue was $65.9 million, up 39.8% from $47.2 million in 2015.  The increase reflects the Company’s ongoing strategic shift from solar energy system sales to IPP electricity sales during the year.  Revenue from electricity sales increased 51.2% to $53.6 million in 2016 from $35.5 million in 2015, driven by increased capacity of IPP solar parks.  Growth was also driven by the 5.2% increase in revenue from solar energy systems to $12.3 million from $11.7 million in 2015.

The following table shows the Company’s change in revenue for each category, geographic region and period indicated.

	2016	Sequential 2015	Growth
	(US$ in thousands)
Asia	37,757	24,728	52.7%
Electricity Sales	32,318	19,453	66.1%
System Sales and Other	5,439	5,275	3.1%
Europe	13,224	13,659	-3.2%
Electricity Sales	11,469	11,523	-0.5%
System Sales and Other	1,755	2,136	-17.8%
South America	2,425	401	504.7%
Electricity Sales	1,839	401	358.6%
System Sales and Other	586	—	—
North America	12,519	8,367	49.6%
Electricity Sales	8,017	4,102	95.4%
System Sales and Other	4,502	4,265	5.6%
Electricity Sales	53,643	35,479	51.2%
System Sales and Other	12,282	11,676	5.2%

Cost of sales and services was $30.9 million, compared to $18.5 million in 2015.  The increase was primarily due to the increase of system sales in Canada and increased capacity of IPP portfolio during 2016.

Gross profit was $35.0 million, up 22.3% from $28.6 million in 2015.  Gross margin was 53.1%, compared to 60.7% in 2015 primarily due to the higher percentage of revenue contribution from

North America and South America, which had lower margin compared to Japan.

Selling and administrative (“SG&A”) expenses were $30.6 million, compared to $23.7 million in 2015. The increase in SG&A expenses was due to expansion in key markets such as Japan, the United States and Latin America.

Operating profit was $15.4 million, compared to $8.2 million in 2015.

Net income was $3.3 million, compared to a net loss of $1.6 million in 2015.

Basic and diluted earnings per share were $0.01, compared to basic and diluted loss per share of $0.004 in 2015.  Basic and diluted earnings per ADS were $0.08, compared to basic and diluted loss per ADS of $0.03 in 2015.

Adjusted EBITDA was $32.2 million compared to $15.7 million in 2015.

Pipeline Analysis

As of December 31, 2016, the Company owned and operated 159.6 MW of IPP assets, compared to 152.1 MW as of September 30, 2016.

The Company had 84.5 MW of projects under construction as of December 31, 2016, comprised of a 63.6 MW project in Uruguay and 20.9 MW project in Japan.  This compares to 90.7 MW under construction as of September 30, 2016.

In total, the Company had 1.2 GW of projects in various stages of development as of December 31, 2016, which includes the projects under construction described above as well as 172.2 MW of shovel-ready projects and more than 1.0 GW of projects in earlier-stage pipeline.  The pipeline does not include any incremental opportunities associated with project opportunities in the U.S.

Balance Sheet and Liquidity

As of December 31, 2016, the Company had bank balances and cash of $12.5 million, restricted cash of $29.9 million, trade and other receivables of $30.1 million and IPP solar park assets of $271.3 million. Total borrowing was $159.2 million, including $27.3 million of borrowing due within one year.

Use of Non-IFRS Measures

To provide investors with additional information regarding the Company’s financial results, the Company has disclosed Adjusted EBITDA and annualized Adjusted EBITDA return on equity ratio, non-IFRS financial measures, below. The Company presents these non-IFRS financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as the Company’s management does and in comparing financial results across accounting periods and to those of its peers.

Adjusted EBITDA, as the Company presents it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impacts of share-based compensation expenses, impairment charges, interest expenses, fair value changes of financial liabilities, loss from hedge ineffectiveness on cash flow hedges and reversal of tax provision.

Annualized Adjusted EBITDA return on equity ratio is Adjusted EBITDA of the applicable quarter multiplied by four, and divided by total equity as of the applicable quarter end.

The use of Adjusted EBITDA and annualized Adjusted EBITDA return on equity ratio has limitations as an analytical tool, and you should not consider them in isolation or as substitutes for analysis of the Company’s financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and (e) other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure.  In addition, the annualized Adjusted EBITDA return on equity ratio does not take into account effects of seasonality from quarter to quarter.  Because of these and other limitations, you should consider Adjusted EBITDA and annualized Adjusted EBITDA return on equity alongside the Company’s IFRS-based financial performance measures, such as profit (loss) for the period and the Company’s other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the year, the most directly comparable IFRS measure, for each of the periods indicated:

	As of and for the Year Ended December 31,
	2016	2015
	US$ in Thousands
Profit (loss) for the period	3,282	(1,554)
Adjustments:
Income tax expense	1,277	(684)
Depreciation of property, plant and equipment	14,550	9,509
Share-based payment charged into profit or loss	997	1,388
Interest expenses	6,368	3,897
Impairment loss on IPP solar parks	2,151	1,835
Impairment on the receivable provision	—	1,071
Fair value changes of financial liabilities-FVTPL	2,957	5,686
Gain from hedge ineffectiveness on cash flow hedges	641	585
Reversal of tax provision	—	(6,025)

Adjusted EBITDA	32,223	15,708

The following table presents a reconciliation of Adjusted EBITDA return on equity to annualized profit (loss) return on equity for the period, the most directly comparable IFRS measure, for each of the periods indicated. Annualized profit (loss) return on equity is profit (loss) return of the applicable quarter multiplied by four, and divided by total equity as of the applicable quarter end.

	As of and for the Year Ended December 31,
	2016	2015
Loss for the period	2.5%	-1.4%
Adjustments:
Income tax expense	1.0%	-0.6%
Depreciation of property, plant and equipment	10.8%	8.4%
Share-based payment charged into profit or loss	0.7%	1.2%
Interest expenses	4.8%	3.5%
Impairment loss on IPP solar parks	1.6%	1.7%
Fair value changes of financial liabilities-FVTPL	2.2%	5.0%
Gain from hedge ineffectiveness on cash flow hedges	0.5%	0.5%
Reversal of tax provision	—	-5.3%
Impairment on the receivable provision	—	0.9%
Adjusted EBITDA	24.1%	13.9%

The Company believes that Adjusted EBITDA and Adjusted EBITDA return on equity ratio are important measures for evaluating the results of its IPP business.  These measures are not intended to represent or substitute numbers as measured under IFRS.  The submission of non-IFRS numbers is voluntary and should be reviewed together with IFRS results.

Project Capacities

Unless specifically indicated or the context otherwise requires, megawatt capacity values in this earnings release refer to the attributable capacity of a solar park. We calculate the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park.

1 Adjusted EBITDA and annualized Adjusted EBITDA return on equity are non-IFRS measures used by the Company to better understand its results.  Adjusted EBITDA represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impacts of share-based compensation expenses, interest expenses, impairment charges, fair value changes of financial liabilities, loss from hedge ineffectiveness on cash flow hedges and reversal of tax provision.  Annualized Adjusted EBITDA return on equity ratio is Adjusted EBITDA of the applicable quarter multiplied by four, and divided by total equity as of the applicable quarter end.  The Company urges you to study the reconciliations between IFRS net income and Adjusted EBITDA, and between annualized profit (loss) return on equity and annualized Adjusted EBITDA return on equity provided in this release.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity.  Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa.  The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks.  Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends.  As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements.  As of December 31, 2016, the Company had developed 307 solar parks with an aggregate capacity of 292.3 MW and owned and operated 159.6 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the U.S. and into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

(Unaudited)

	Three Months		Year
	Ended December 31		Ended December 31
	2016	2015	2016	2015
Revenue:
Electricity generation income	10,124	7,895	53,643	35,479
Solar energy system and other sales	3,710	4,307	12,282	11,676
Total revenue	13,834	12,202	65,925	47,155
Cost of sales and services	(8,965)	(7,572)	(30,911)	(18,533)
Gross profit	4,869	4,630	35,014	28,622
Impairment loss on IPP solar parks	(2,128)	(1,061)	(2,151)	(1,835)
Provision on receivables	—	(1,071)	—	(1,071)
Selling expenses	(275)	(312)	(882)	(1,171)
Administrative expenses	(10,079)	(7,116)	(29,744)	(22,556)
Other operating income	468	42	13,163	6,222
Reversal of provision for other tax	—	—	—	—
(Loss) profit from operations	(7,145)	(4,888)	15,400	8,211
Investment gains	102	200	498	349
Finance costs	(1,117)	(1,160)	(6,368)	(3,897)
Other non-operating income (expenses)	(1,669)	(1,436)	(4,971)	(6,901)
(Loss) profit before taxation	(9,829)	(7,284)	4,559	(2,238)
Income tax expense	1,089	(105)	(1,277)	684
(Loss) profit for the period	(8,740)	(7,389)	3,282	(1,554)
Other comprehensive income (loss) that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(10,509)	(4,195)	759	(10,990)
Total comprehensive (loss) income for the period	(19,249)	(11,584)	4,041	(12,544)
(Loss) profit for the period attributable to owners of the Company	(8,071)	(7,232)	3,784	(1,397)
Gains (losses) for the period attributable to non-controlling interests	(669)	(157)	(502)	(157)
	(8,740)	(7,389)	3,282	(1,554)
Total comprehensive (loss) income attributable to:			—
Owners of the Company	(18,906)	(11,389)	4,242	(12,379)
Non-controlling interests	(343)	(195)	(201)	(165)
	(19,249)	(11,584)	4,041	(12,544)
(Loss) earning per share — Basic	(0.02)	(0.02)	0.01	(0.004)
(Loss) earning per share — Diluted	(0.02)	(0.02)	0.01	(0.004)
(Loss) earning per ADS — Basic	(0.16)	(0.15)	0.08	(0.03)
(Loss) earning per ADS — Diluted	(0.16)	(0.15)	0.08	(0.03)

Sky Solar Holdings Ltd.

Condensed Consolidated Balance Sheets

USD In Thousands, Except Per Share Amounts

(Unaudited)

	December 31,2016	December 31, 2015
	Thousand	Thousand
Current assets:
Cash and cash equivalents	12,518	26,272
Restricted cash	29,850	5,560
Assets classified as held for sale	47,006	—
Amounts due from related parties	7,663	14,794
Trade and other receivables	30,097	31,052
Inventories	39,034	3,295
	166,168	80,973
Non-current assets:
IPP solar parks	271,253	259,423
Amounts due from related parties	8,125	2,984
Other non-current assets	30,700	17,700
	310,078	280,107
Total assets	476,246	361,080

Current liabilities:
Trade and other payables	24,037	47,912
Liabilities directly associated with assets classified as held for sale	3,380	—
Amount due to related parties	7,512	7,606
Tax payable	6,903	2,197
Borrowings	27,280	16,495
	69,112	74,210
Non-current liabilities:
Borrowings	131,881	84,671
Other non-current liabilities	141,331	89,480
	273,212	174,151
Total liabilities	342,324	248,361
Total assets less total liabilities	133,922	112,719
Equity:
Share capital	8	5
Reserves	128,076	112,846
Equity attributable to owners of the Company	128,084	112,851
Non-controlling interests	5,838	(132)
Total equity	133,922	112,719
Total liabilities and equity	476,246	361,080

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholding.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com